FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Abbreviations

Abbreviation	Brief description
A
A$	Australian dollar
ABCP	Asset-backed commercial paper
ABS1	Asset-backed security
ACF	Advances to Core Funding
ADR	American Depositary Receipt
ADS	American Depositary Share
AIEA	Average interest-earning assets
ALCM	Asset, Liability and Capital Management
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
ARM1	Adjustable-rate mortgage
ARS	Argentine peso
B
Basel Committee	Basel Committee on Banking Supervision
Basel II1	2006 Basel Capital Accord
Basel III1	Basel Committee's reforms to strengthen global capital and liquidity rules
BBA	British Bankers' Association
BMD	Bermudan dollar
BoCom	Bank of Communications Co., Limited, one of China's largest banks
Bps1	Basis points. One basis point is equal to one hundredth of a percentage point
BRL	Brazilian real
BSA	Bank Secrecy Act (US)
BSM	Balance Sheet Management
C
C$	Canadian dollar
CAPM	Capital Asset Pricing Model
CCR1	Counterparty credit risk
CD	Certificate of deposit
CDO1	Collateralised debt obligation
CDS1	Credit default swap
CET11	Common equity tier 1
CGU	Cash-generating unit
CHF	Swiss franc
CMB	Commercial Banking, a global business
CML1	Consumer and Mortgage Lending (US)
CNY	Chinese yuan
CP1	Commercial paper
CPB1	Capital planning buffer
CPI	Consumer price index
CRD1	Capital Requirements Directive
CRR1	Customer risk rating
CRS	Card and Retail Services
CVA1	Credit valuation adjustment
D
DANY DPA	Two-year deferred prosecution agreement with the New York County District Attorney (US)
DBS	Defined Benefit Section
Dodd-Frank	Dodd-Frank Wall Street Reform and Consumer Protection Act (US)
DoJ	Department of Justice (US)
DPA	Deferred Prosecution Agreement (US)
DPF	Discretionary participation feature of insurance and investment contracts
DVA1	Debit valuation adjustment
E
EAD1	Exposure at default
EBA	European Banking Authority
ECB	European Central Bank
ECJ	European Court of Justice
EDTF	Enhanced Disclosure Task Force
EGP	Egyptian pound
EL1	Expected loss
EU	European Union
Euribor	European Interbank Offered Rate

Abbreviation	Brief description
F
Fannie Mae	Federal National Mortgage Association (US)
FCA	Financial Conduct Authority (UK)
FCA Direction	Undertaking originally with the FSA to comply with certain forward-looking obligations with respect to AML and sanctions requirements
FHFA	Federal Housing Finance Agency
First Direct	A division of HSBC Bank plc
FPC	Financial Policy Committee (UK)
Freddie Mac	Federal Home Loan Mortgage Corporation (US)
FSMA	Financial Services and Markets Act 2000 (UK)
FSVC	Financial System Vulnerabilities Committee
FTE	Full-time equivalent staff
FTSE	Financial Times - Stock Exchange index
FuM	Funds under management
G
G20	Leaders, finance ministers and central bank governors of the Group of Twenty countries
GAC	Group Audit Committee
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
GENPRU	PRA's rules, as set out in the General Prudential Sourcebook
Ginnie Mae	Government National Mortgage Association (US)
GLBA	Gramm-Leach-Bliley Act (US)
Global Markets	HSBC's treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking, a global business
GPSP	Group Performance Share Plan
GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB1	Global systemically important bank
H
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong's largest banks
HK$	Hong Kong dollar
HNAH	HSBC North America Holdings Inc.
Hong Kong	Hong Kong Special Administrative Region of the People's Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Afore	HSBC Afore S.A. de C.V.
HSBC Bank	HSBC Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Bermuda	HSBC Bank Bermuda Limited
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC's retail bank in the US, HSBC Bank USA, N.A.
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada, HSBC Securities Canada and HSBC Financial Co. Canada, consolidated for liquidity purposes
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC's French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	HSBC México S.A., the commercial banking subsidiary of Grupo Financiero HSBC, S.A. de C.V.
HSBC Premier	HSBC's premium global banking service
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) SA, HSBC's private bank in Switzerland
HSBC USA	The sub-group, HSBC USA Inc (the holding company of HSBC Bank USA) and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HTCD	HSBC Trust Company (Delaware), N.A.
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICB	Independent Commission on Banking
IFRIC	IFRS Interpretations Committee
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
INR	Indian rupee
IRB1	Internal ratings-based
ISDA	International Swaps and Derivatives Association

Abbreviation	Brief description
K
KPMG	KPMG Audit Plc and its affiliates
KRW	South Korean won
KYC	Know your customer
L
LCR	Liquidity Coverage Ratio
LFRF	Liquidity and funding risk management framework
LGD1	Loss given default
Libor	London Interbank Offer Rate
LIC	Loan impairment charge and other credit risk provision
LTV1	Loan-to-value ratio
M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People's Republic of China excluding Hong Kong
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS	US mortgage-backed security
MENA	Middle East and North Africa
Monoline1	Monoline insurance company
MSCI	Morgan Stanley Capital International index
MTN	Medium-term notes
MXN	Mexican peso
N
NSFR	Net Stable Funding Ratio
NYSE	New York Stock Exchange
O
OCC	Office of the Comptroller of the Currency (US)
OFAC	Office of Foreign Assets Control (US)
OIB	Oman International Bank S.A.O.G.
OIS	Overnight index swap
ORMF	Operational risk management framework
OTC1	Over-the-counter
P
PAB	Panamanian balboa
PD1	Probability of default
Performance Shares1	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An	Ping An Insurance (Group) Company of China, Ltd, the second-largest life insurer in the PRC
PPI	Payment protection insurance product
PRA	Prudential Regulation Authority (UK)
PRC	People's Republic of China
Premier	HSBC Premier, HSBC's premium personal global banking service
PVIF	Present value of in-force long-term insurance business
R
RBWM	Retail Banking and Wealth Management, a global business
Repo1	Sale and repurchase transaction
Restricted Shares
Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment

Reverse repo	Security purchased under commitments to sell
Risk Management Meeting	A committee of the Group Management Board
RM	Malaysian ringgit
RMB	Renminbi
RMBS	Residential mortgage-backed securities
RMC	Risk Management Committee
RoRWA	Return on average risk-weighted assets
RPI	Retail price index (UK)
RRP	Recovery and resolution plan
RWA1	Risk-weighted assets

Abbreviation	Brief description
S
S&P	Standard and Poor's rating agency
SE	Structured entity
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SIV1	Structured investment vehicle
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE1	Special Purpose Entity
SR	Saudi Arabian riyal
T
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
TRL	Turkish lira
TSR	Total shareholder return
U
UAE	United Arab Emirates
UK	United Kingdom
US$	United States dollar
US	United States of America
US DPA	Five-year deferred prosecution agreement with the Department of Justice and others (US)
US run-off portfolio	Includes our CML, vehicle finance and Taxpayer Financial Services businesses and insurance, commercial, corporate and treasury activities in HSBC Finance on an IFRSs management basis
V
VaR1	Value at risk
Visa	Visa Inc.
VIU	Value in use
VND	Vietnamese dong

1 Full definition included in Glossary on page 579.

Glossary

Term	Definition
A
Adjustable-rate mortgages ('ARM's)	Mortgage loans in the US on which the interest rate is periodically changed based on a reference price. These are included within 'affordability mortgages'.
Affordability mortgages	Mortgage loans where the customer's monthly payments are set out at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over.
Agency exposures
Exposures to near or quasi-government agencies including public sector entities fully owned by government carrying out non-commercial activities, provincial and local government authorities, development banks and funds set up by government.

Alt-A	A US description for loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.
Arrears
Customers are said to be in arrears (or in a state of delinquency) when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. When a customer is in arrears, the total outstanding loans on which payments are overdue are described as delinquent.

Asset-backed securities ('ABS's)
Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages.

B
Back-testing	A statistical technique used to monitor and assess the accuracy of a model, and how that model would have performed had it been applied in the past.
Bail-inable debt
Bail-in refers to imposition of losses at the point of non viability (but before insolvency) on bank liabilities (bail-inable debt) that are not exposed to losses while the institution remains a viable, going concern. Whether by way of write-down or conversion into equity, this has the effect of recapitalising the bank (although it does not provide any new funding).

Bank levy
A levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The amount payable is based on a percentage of the group's consolidated liabilities and equity as at 31 December after deducting certain items the most material of which are those related to insured deposit balances, tier 1 capital, insurance liabilities, high quality liquid assets and items subject to a legally enforceable net settlement agreement.

Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the 'International Convergence of Capital Measurement and Capital Standards'.
Basel 2.5	The update to Basel II including changes to capital and disclosure requirements for securitisation and market risk, which took effect in December 2011.
Basel III
In December 2010, the Basel Committee issued 'Basel III rules: a global regulatory framework for more resilient banks and banking systems' and 'International framework for liquidity risk measurement, standards and monitoring'. Together these documents present the Basel Committee's reforms to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades. The Basel III requirements will be phased in with full implementation by 1 January 2019.

Basis point ('bps')	One hundredth of a per cent (0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
C
Capital conservation buffer
A capital buffer prescribed by regulators under Basel III and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank's capital levels fall within the capital conservation buffer range, capital distributions will be constrained by the regulators.

Capital planning buffer ('CPB')
A capital buffer, prescribed by the PRA under Basel II, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank's capital levels fall within the capital planning buffer range, a period of heightened regulatory interaction would be triggered.

Capital requirements directive ('CRD')
A capital adequacy legislative package issued by the European Commission and adopted by EU member states. The first CRD legislative package gave effect to the Basel II proposals in the EU and came into force on 20 July 2006. CRD II, which came into force on 31 December 2010, subsequently updated the requirements for capital instruments, large exposure, liquidity risk and securitisation. A further CRD III amendment, updated market risk capital and additional securitisation requirements, and came into force on 31 December 2011.
CRD IV package comprises a recast Capital Requirements Directive and a new Capital Requirements Regulation. The package implements the Basel III capital proposals together with transitional arrangements for some of its requirements. CRD IV came into force on 1 January 2014.

Central counterparty	An intermediary between a buyer and a seller (generally a clearing house).

Term	Definition
Clawback	Remuneration already paid to an individual, which has to be returned to an organisation under certain circumstances.
Collateralised debt obligation ('CDO')
A security issued by a third-party which references ABSs and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

Collectively assessed impairment
Impairment assessment on a collective basis for homogeneous groups of loans that are not considered individually significant and to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment.

Commercial paper ('CP')
An unsecured, short-term debt instrument issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. The debt is usually issued at a discount, reflecting prevailing market interest rates.

Commercial real estate	Any real estate, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.
Common equity tier 1 capital ('CET1')
The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

CET 1 ratio	A Basel III measure, of CET 1 capital expressed as percentage of total risk exposure amount.
Common reporting ('COREP')	Harmonised European reporting framework established in the Capital Requirements Directives, to be mandated by the European Banking Authority.
Compliance risk
The risk that the Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incurs fines and penalties and suffers damage to its business as a consequence.

Comprehensive Capital Analysis and Review ('CCAR')
CCAR is an annual exercise by the Federal Reserve to ensure that institutions have robust, forward-looking capital planning processes that account for their unique risks and sufficient capital to continue operations throughout times of economic and financial stress.

Conduits
HSBC sponsors and manages multi-seller conduits and 'SIC's. The multi-seller conduits hold interests in diversified pools of third-party assets such as vehicle loans, trade receivables and credit card receivables funded through the issuance of short-dated commercial paper and supported by a liquidity facility. The SICs hold predominantly asset-backed securities referencing such items as commercial and residential mortgages, vehicle loans and credit card receivables funded through the issuance of both long-term and short-term debt.

Constant currency
A non-GAAP financial measure that adjusts for the year-on-year effects of foreign currency translation differences by comparing reported results for the reported period with reported results for comparative period retranslated at exchange rates for the reported period. The foreign currency translation differences reflect the movements of the US dollar against most major currencies during the reported period.

Constant net asset value fund ('CNAV')	A fund that prices its assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value.
Consumer and Mortgage Lending ('CML')
In the US, the CML portfolio consists of our Consumer Lending and Mortgage Services businesses, which are in run-off.
The Consumer Lending business offered secured and unsecured loan products, such as first and second lien mortgage loans, open-ended home equity loans and personal non-credit card loans through branch locations and direct mail. The majority of the mortgage lending products were for refinancing and debt consolidation rather than home purchases. In the first quarter of 2009, we discontinued all originations by our Consumer Lending business.
Prior to the first quarter of 2007, when we ceased loan purchase activity, the Mortgage Services business purchased non-conforming first and second lien real estate secured loans from unaffiliated third parties. The business also included the operations of Decision One Mortgage Company ('Decision One'), which historically originated mortgage loans sourced by independent mortgage brokers and sold these to secondary market purchasers. Decision One ceased originations in September 2007.

Contractual maturities	The date on which the final payment (principal or interest) of any financial instrument is due to be paid, at which point all the remaining outstanding principal and interest have been repaid.
Core tier 1 capital
The highest quality form of regulatory capital, under Basel II, that comprises total shareholders' equity and related non-controlling interests, less goodwill and intangible assets and certain other regulatory adjustments.

Core tier 1 capital ratio	A Basel II measure, of core tier 1 capital expressed as a percentage of the total risk-weighted assets.
Countercyclical capital buffer ('CCB')
A capital buffer prescribed by regulators under Basel III which aims to ensure that capital requirements take account of the macro-financial environment in which banks operate. This will provide the banking sector with additional capital to protect it against potential future losses, when excess credit growth in the financial system as a whole is associated with an increase in system-wide risk.

Counterparty credit risk ('CCR')	Counterparty credit risk, in both the trading and non-trading books, is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.

Term	Definition
Credit default swap
A derivative contract whereby a buyer pays a fee to a seller in return for receiving a payment in the event of a defined credit event (e.g. bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency) on an underlying obligation (which may or may not be held by the buyer).

Credit enhancements	Facilities used to enhance the creditworthiness of financial obligations and cover losses due to asset default.
Credit risk
Risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises mainly from direct lending, trade finance and leasing business, but also from products such as guarantees, derivatives and debt securities.

Credit valuation adjustment ('CVA')	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Credit spread risk	The risk that movements in credit spreads will affect the value of financial instruments.
Customer deposits	Money deposited by account holders. Such funds are recorded as liabilities.
Customer remediation
Activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations. Customer remediation is initiated by HSBC in response to customer complaints, and not specifically initiated by regulatory action.

Customer risk rating ('CRR')	A scale of 23 grades measuring obligor PD.
CVA risk capital charge	A capital charge under CRDIV to cover the risk of mark-to-market losses on expected counterparty risk to derivatives.
D
Debit valuation adjustment ('DVA')	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity's own credit risk.
Debt restructuring
A restructuring by which the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as debt or interest charge reduction.

Debt securities	Financial assets on the Group's balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by central banks.
Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposits.
Deed-in-lieu	An arrangement in which a borrower surrenders the deed for a property to the lender without going through foreclosure proceedings and is subsequently released from any further obligations on the loan.
Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.
Delinquency	See 'Arrears'.
Deposits by banks	All deposits received from domestic and foreign banks, excluding deposits or liabilities in the form of debt securities or for which transferable certificates have been issued.
E
Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed.
Economic profit	The difference between the return on financial capital invested by shareholders and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.
Economic Value of Equity ('EVE') sensitivity	Considers all re-pricing mismatches in the current balance sheet and calculates the change in market value that would result from a set of defined interest rate shocks.
Encumbered assets	Assets on our balance sheet which have been pledged as collateral against an existing liability.
Enhanced Variable Net Asset Fund ('ENAV')	A fund that prices its assets on a fair value basis. Consequently, process may change from one day to the next.
Equator Principles	The Equator Principles are used by financial institutions to reduce the potential impact of large projects, which they finance, on people or on the environment.
Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.
Eurozone
The 18 European Union countries using the euro as their common currency. The 18 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

Expected loss ('EL')
A regulatory calculation of the amount expected to be lost on an exposure using a 12-month time horizon and downturn loss estimates. EL is calculated by multiplying the PD (a percentage) by the EAD (an amount) and LGD (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.
Exposure at default ('EAD')
The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

Term	Definition
F
Fair value adjustment
An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Fiduciary risk	The risk to the Group of breaching its fiduciary duties where it acts in a fiduciary capacity as trustee, investment manager or as mandated by law or regulation.
Financial Conduct Authority ('FCA')
The Financial Conduct Authority regulates the conduct of financial firms and, for certain firms, prudential standards in the UK. It has a strategic objective to ensure that the relevant markets function well.

Financial Policy Committee ('FPC')
The Financial Policy Committee, at the Bank of England, is charged with a primary objective of identifying, monitoring and taking action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC has a secondary objective to support the economic policy of the UK Government.

Financial Reporting ('FINREP')	Harmonised European financial reporting framework, proposed by the European Union, which will be used to obtain a comprehensive view of a firm's risk profile.
First lien
A security interest granted over an item of property to secure the repayment of a debt that places its holder first in line to collect repayment from the sale of the underlying collateral in the event of a default on the debt.

Forbearance strategies
Employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. Such arrangements include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures, other modifications and re-ages.

Funded exposure	A situation where the notional amount of a contract is or has been exchanged.
Funding risk	A form of liquidity risk arising when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.
G
Gap risk	The risk of financial loss arising from a significant change in market price with no accompanying trading opportunity.
Global systemically important bank ('G-SIB')
In parallel with the Basel III proposals, the Basel Committee issued in July 2011 a consultative document: 'Global systemically important banks: assessment methodology and the additional loss absorbency requirement', and in November 2011, its first rules on G-SIBs. The Financial Stability Board ('FSB') periodically issues the list of G-SIBs, which currently includes HSBC and 28 other major banks from around the world and is re-assessed through annual re-scoring of the individual banks and a triennial review of the methodology.
The requirements, initially for those banks identified in November 2014 as G-SIBs, will be phased in from 1 January 2016, becoming fully effective on 1 January 2019. National regulators have discretion to introduce higher thresholds than the minima. In November 2013, the FSB published a revised list of G-SIBs and their current assessment of the appropriate capital charge. HSBC was assigned an add-on of 2.5%.

Government-sponsored enterprises ('GSE's)
A group of financial services enterprises created by the US Congress to reduce the cost of capital for certain borrowing sectors of the economy, and to make them more efficient and transparent. Examples in the residential mortgage borrowing segment are Freddie Mac and Fannie Mae. GSEs carry the implicit backing, but are not direct obligations, of the US government.

GPSP Awards
Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally five years from the date of the award, and normally subject to individual remaining in employment. The shares to which the employee becomes entitled are subject to a retention requirement until cessation of employment.

Guarantee	An undertaking by a party to pay a creditor should a debtor fail to do so.
H
Haircut
A discount applied by management when determining the amount at which an asset can be realised. The discount takes into account the method of realisation including the extent to which an active market for the asset exists.

Historical rating transition matrices	The probability of a counterparty with a particular rating moving to a different rating over a defined time horizon.
Home equity lines of credit ('HELoC's)
A form of revolving credit facility provided to US customers, which is supported in the majority of cases by a second lien or lower ranking charge over residential property. Holdings of HELoCs are classified as sub-prime.

I
Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.
Impairment allowances	Management's best estimate of losses incurred in the loan portfolios at the balance sheet date.
Individually assessed impairment	Exposure to loss is assessed on all individually significant accounts and all other accounts that do not qualify for collective assessment.

Term	Definition
Insurance risk
A risk, other than a financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Internal Capital Adequacy Assessment Process	The Group's own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.
Internal Model Method	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.
Internal ratings-based approach ('IRB')	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.
Invested capital	Equity capital invested in HSBC by its shareholders, adjusted for certain reserves and goodwill previously amortised or written off.
Investment grade	Represents a risk profile similar to a rating of BBB- or better, as defined by an external rating agency.
IRB advanced approach ('AIRB')	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.
IRB foundation approach ('FIRB')	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.
ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella contract under which bilateral derivatives contracts are entered into.
K
Key management personnel	Directors and Group Managing Directors of HSBC Holdings.
L
Legacy credit in GB&M
A separately identifiable, discretely managed business comprising Solitaire Funding Limited, the securities investment conduits, the asset-backed securities trading portfolios and credit correlation portfolios, derivative transactions entered into directly with monoline insurers, and certain other structured credit transactions.

Legal proceedings
Civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings.

Legal risk
The risk of financial loss, sanction and/or reputational damage resulting from contractual risk (the risk that the rights and/or obligations of a Group member within a contractual relationship are defective); dispute risk (the risk when involved in or managing potential or actual disputes); legislative risk (the risk that a Group member fails to adhere to laws of the jurisdiction in which it operates); and non contractual rights risk (the risk that a Group member's assets are not properly owned or are infringed by others or the infringement by a Group member of another party's rights).

Level 1 - quoted market price	Financial instruments with quoted prices for identical instruments in active markets.
Level 2 - valuation technique using observable inputs
Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

Level 3 - valuation technique with significant unobservable inputs	Financial instruments valued using valuation techniques where one or more significant inputs are unobservable.
Leveraged finance	Funding provided for entities with higher than average indebtedness, which typically arises from sub-investment grade acquisitions or event-driven financing.
Leverage ratio
A measure, prescribed by regulators under Basel III, which is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and should generally follow the accounting measure of exposure. This supplementary measure to the risk-based capital requirements is intended to constrain the build-up of excess leverage in the banking sector.

Liquidity coverage ratio ('LCR')
The ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. The Basel III rules require this ratio to be at least 100% with effect from 2015. The LCR is still subject to an observation period and review to address any unintended consequences.

Liquidity enhancement	Liquidity enhancement makes funds available if required for reasons other than asset default, e.g. to ensure timely repayment of maturing commercial paper.
Liquidity risk
The risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loan modification
An account management action that results in a change to the original terms and conditions of a loan either temporarily or permanently without resetting its delinquency status, except in case of a 'modification re-age' where delinquency status is also reset to up-to-date. Account modifications may include revisions to one or more terms of the loan including, but not limited to, a change in interest rate, extension of the amortisation period, reduction in payment amount and partial forgiveness or deferment of principal.

Term	Definition
Loan re-age
An account management action that results in the resetting of the contractual delinquency status of an account to up-to-date upon fulfilment of certain requirements which indicate that payments are expected to be made in accordance with the contractual terms.

Loans past due	Loans on which repayments are overdue.
Loan to value ratio ('LTV')
A mathematical calculation that expresses the amount of the loan as a percentage of the value of security. A high LTV indicates that there is less cushion to protect the lender against house price falls or increases in the loan if repayments are not made and interest is added to the outstanding loan balance.

Loss given default ('LGD')	The estimated ratio (percentage) of the loss on an exposure to the amount outstanding at default (EAD) upon default of a counterparty.
Loss severity
The realised amount of losses incurred (including ancillary amounts owed) when a loan is foreclosed or disposed of through the arrangement with the borrower. The loss severity is represented as a percentage of the outstanding loan balance.

M
Malus	An arrangement that permits an organisation to prevent vesting of all or part of the amount of a deferred remuneration award in relation to risk outcomes or performance.
Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce income or portfolio values.
Medium term notes ('MTN's)	Issued by corporates across a range of maturities. Under MTN Programmes notes are offered on a regular and continuous basis to investors.
Monoline insurers ('monolines')
Entities which specialise in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as CDSs referencing the underlying exposures held.

Mortgage-backed securities ('MBS's)
Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage-related assets	Referenced to underlying mortgages.
Mortgage vintage	The year a mortgage was originated.
N
Negative equity mortgages	Equity is the value of the asset less the outstanding balance on the loan. Negative equity arises when the value of the property purchased is below the balance outstanding on the loan.
Net asset value per share	Total shareholders' equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.
Net interest income sensitivity
Considers all pricing mismatches in the current balance sheet, with suitable assumptions for balance sheet growth in the future, and calculates the change in net interest income that would result from a set of defined interest rate shocks.

Net principal exposure
The gross principal amount of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

Net stable funding ratio ('NSFR')
The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year and liabilities with an assessed maturity of over one year. The Basel III rules require this ratio to be over 100% with effect from 2018. The NSFR is still subject to an observation period and review to address any unintended consequences.

Non-conforming mortgages
US mortgages that do not meet normal lending criteria. Examples include mortgages where the expected level of documentation is not provided (such as with income self-certification), or where poor credit history increases the risk and results in pricing at a higher than normal lending rate.

Non-trading portfolios
Portfolios that comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations.

Non-trading risk	The market risk arising from non-trading portfolios.
O
Offset mortgages
A flexible type of mortgage where a borrower's savings balance(s) held at the same institution can be used to offset the mortgage balance outstanding. The borrower pays interest on the net balance which is calculated by subtracting the credit balance(s) from the debit balance. As part of the offset mortgage a total facility limit is agreed and the borrower may redraw up to a pre-agreed limit.

Overnight Index Swap ('OIS') discounting	A method of valuing collateralised interest rate derivatives which uses a discount curve that reflects the overnight interest rate typically earned or paid in respect of collateral received.
Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

Term	Definition
Over-the-counter ('OTC')	A bilateral transaction (e.g. derivatives) that is not exchange traded and that is valued using valuation models.
P
Pension risk
The risk that contributions from Group companies and members fail to generate sufficient funds to meet the cost of accruing benefits for the future service of active members, and the risk that the performance of assets held in pension funds is insufficient to cover existing pension liabilities.

Performance shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to the achievement of corporate performance conditions.
Personal lending	See 'Retail loans'.
PRA standard rules	The method prescribed by the PRA for calculating market risk capital requirements in the absence of VaR model approval.
Prime	A US description for mortgages granted to the most creditworthy category of borrowers.
Private equity investments
Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in its delisting.

Probability of default ('PD')	The probability that an obligor will default within one-year.
Prudential Regulation Authority ('PRA')	The Prudential Regulation Authority in the UK is responsible for prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms.
R
Refi rate	The refi (or refinancing) rate is set by the European Central Bank ('ECB') and is the price banks pay to borrow from ECB.
Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.
Regulatory matters	Investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Renegotiated loans	Loans for which the contractual payment terms have been changed because of significant concerns about the borrower's ability to meet the contractual payments when due.
Repo/reverse repo (or sale and repurchase agreement)
A short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement the borrower commits to repurchase the security at a date in the future repaying the proceeds of the loan. For the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is reverse repurchase agreement or a reverse repo.

Reputational risk
The risk that illegal, unethical or inappropriate behaviour by the Group itself, members of staff or clients or representatives of the Group will damage HSBC's reputation, leading, potentially, to a loss of business, fines or penalties.

Residential mortgage
A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms.

Restricted Shares
Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled may be subject to retention requirement.

Retail loans	Money lent to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.
Return on equity	Profit attributable to ordinary shareholders of the parent company divided by average ordinary shareholders' equity.
Risk appetite	The aggregate level and types of risk a firm is willing to assume within its risk capacity to achieve its strategic objectives and business plan.
Risk capacity
The maximum level of risk the firm can assume before breaching constraints determined by regulatory capital and liquidity needs and its obligations, also from a conduct perspective, to depositors, policyholders, other customers and shareholders.

Risk-weighted assets ('RWA's)	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure value in accordance with the applicable Standardised or IRB approach rules.
Run-off portfolios
Legacy credit in GB&M, the US CML portfolio and other US run-off portfolios, including the treasury services related to the US CML businesses and commercial operations in run-off. Origination of new business in the run-off portfolios has been discontinued and balances are being managed down through attrition and sale.

S
Sale and repurchase agreement	See repo above.
Second lien
A security interest granted over an item of property to secure the repayment of a debt that is issued against the same collateral as a first lien but that is subordinate to it. In the case of default, repayment for this debt will only be received after the first lien has been repaid.

Term	Definition
Securitisation
A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures. A traditional securitisation involves the transfer of the exposures being securitised to an SE which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Securitisation swap
An interest rate or cross currency swap with notional linked to the size of the outstanding asset portfolio in a securitisation. Securitisation swaps are typically executed by securitisation vehicles to hedge interest rate risk arising from mismatches between the interest rate risk profile of the asset portfolio and that of the securities issued by the vehicle.

Short sale
In relation to credit risk management, a 'short sale' is an arrangement in which a bank permits the borrower to sell the property for less than the amount outstanding under a loan agreement. The proceeds are used to reduce the outstanding loan balance and the borrower is subsequently released from any further obligations on the loan.

Single-issuer liquidity facility	A liquidity or stand-by line provided to a corporate customer which is different from a similar line provided to a conduit funding vehicle.
Six filters
An internal measure designed to improve capital deployment across the Group. Five of the filters examine the strategic relevance of each business in each country, in terms of connectivity and economic development, and the current returns, in terms of profitability, cost efficiency and liquidity. The sixth filter requires adherence to global risk standards.

Sovereign exposures	Exposures to governments, ministries, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks.
Special Purpose Entity ('SPE')
A corporation, trust or other non-bank entity, established for a narrowly defined purpose, including for carrying on securitisation activities. The structure of the SPE and its activities are intended to isolate its obligations from those of the originator and the holders of the beneficial interests in the securitisation.

Structured entities ('SE's)
An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Standardised approach ('STD')
In relation to credit risk, a method for calculating credit risk capital requirements using External Credit Assessment Institutions ('ECAI') ratings and supervisory risk weights. In relation to operational risk, a method of calculating the operational capital requirement by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Stressed VaR	A market risk measure based on potential market movements for a continuous one-year period of stress for a trading portfolio
Structured finance/notes
An instrument whose return is linked to the level of a specified index or the level of a specified asset. The return on a structured note can be linked to equities, interest rates, foreign exchange, commodities or credit. Structured notes may or may not offer full or partial capital protection in the event of a decline in the underlying index or asset.

Structured Investment Vehicles ('SIV's)
Structured entities which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper, medium-term notes and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Student loan-related assets	Securities with collateral relating to student loans.
Subordinated liabilities	Liabilities which rank after the claims of other creditors of the issuer in the event of insolvency or liquidation.
Sub-prime
A US description for customers with high credit risk, for example those who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related problems.

Sustainability risk	The risk that the environmental and social effects of providing financial services outweigh the economic benefits.
Sustainable cost savings
Permanent cost reductions at a given level of business activity. Sustainable cost savings exclude cost avoidance and revenue and loan impairment charge benefits as these do not represent operational expense reductions. Cost savings resulting from business disposals are not classified as sustainable.

Systems risk
The risk of failure or other deficiency in the automated platforms that support the Group's daily execution and the systems infrastructure on which they reside, including data centres, networks and distributed computers.

T
Tier 1 capital
A component of regulatory capital, comprising core tier 1 and other tier 1 capital. Other tier 1 capital includes qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities.

Tier 2 capital
A component of regulatory capital, comprising qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Term	Definition
Trading portfolios	Positions arising from market-making and warehousing of customer-derived positions.
Trading risk	Market risk arising from trading portfolios.
Troubled debt restructuring
A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider.

U
Unencumbered assets	Assets on our balance sheet which have not been pledged as collateral against an existing liability.
Unfunded exposures	An exposure where the notional amount of a contract has not been exchanged.
US government agency and US government sponsored enterprises mortgage-related assets	Securities that are guaranteed by US government agencies such as Ginnie Mae, or by US government sponsored entities including Fannie Mae and Freddie Mac.
V
Value-at-risk ('VaR')
A measure of the loss that could occur on risk positions as a result of adverse movements in market risk factors (e.g. rates, prices, volatilities) over a specified time horizon and to a given level of confidence.

W
Wholesale loans	Money lent to sovereign borrowers, banks, non-bank financial institutions and corporate entities.
Write-down/write-off
When a financial asset is written down or written off, a customer balance is partially or fully removed, respectively, from the balance sheet. Loans (and related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Wrong-way risk	An adverse correlation between the counterparty's PD and the mark-to-market value of the underlying transaction.

Index

A
Abbreviations 575
Accounting
developments (future) 431
policies (critical) 72
policies (significant) 432
Accounts
approval 564
basis of preparation 77, 428
consolidation 417,430
presentation of information 429
use of estimates 430
Acquisitions and disposals 78, 97
Actuarial assumptions 463
Advances to core funding ratio 215, 277
Annual General Meeting 371,566
Anti-money laundering and sanctions 558
Areas of special interest 147
Asset-backed securities 204, 206, 275
Assets 66
average balance sheet 53
by country 96, 477
by geographical region 96, 476
by global business 77, 102, 107, 113, 118, 123, 128
charged as security 542
constant currency/reported reconciliation 68
deferred tax 467
encumbered/unencumbered 223
five years 65
held for sale 156, 521
held in custody and under administration 130
intangible 517
liquid assets of principal operating entities 278
maturity analysis 532
other 522
risk-weighted 65, 78, 96, 299, 322
trading 481
Associates and joint ventures
accounting policy 442
contingent liabilities 549
interests in 74, 508
share of profit in 50
transactions with other related parties 563
Auditor
arrangements 351
remuneration 465
report 410
B
Balance sheet
average 53
consolidated 65, 419
constant currency/reported reconciliation 68
data 65, 94, 102, 107, 113, 118, 123, 128, 476
HSBC Holdings 424
insurance manufacturing subsidiaries 250
linkages 236
movement in 2013 66
Balance Sheet Management 69, 238
Bancassurance 249
Basel 309
Board of Directors
balance and independence 340
changes 4
committees 340, 347
information and support 341
meetings 340
powers 339
Brand 21
Brazilian labour claims 527
Buffers (capital) 314
Business model 13
Business principles 25
C
Capital 298
future developments 314
generation 320
management 319
measurement and allocation 320
movement in regulatory capital in 2013 304
overview 299
ratio 19
regulatory 304, 320
regulatory and accounting 306
resources 65
risk 299, 319
strength 19
structure 305
Carbon dioxide emissions 35, 363
Cash flow
accounting policy 433
consolidated statement 420
HSBC Holdings 425
notes 546
Cautionary statement regarding forward-looking statements 574
Chairman's Committee 26
Chinese translation 568
Client assets 90
Client selection 33
Climate business 34
Collateral and credit enhancements 178, 542
management 224
Commercial Banking 84, 214, 477
constant currency/reported profit 48
products and services 79
Commercial real estate 147, 168
Committees (Board) 347
Communication with shareholders 376, 567
Compliance risk 137, 247, 287
Concentration of exposure 197, 273
Conduct and Values committee 26
Conduits 551
Constant currency 47
Contents inside front cover
Contingent liabilities and contractual commitments 548
Contractual maturity of financial liabilities 227
Core tier 1 capital 2, 65, 299
Corporate and commercial lending 168
Corporate governance 329, 346
codes report 346
Corporate Sustainability Committee 362
Cost efficiency ratio 30, 63, 102, 107, 113, 118, 123, 128
Counterparty credit risk 303, 324
CRD IV 309, 324
Credit default swap regulatory investigation 561
Credit exposure 157
Credit mitigants 158
Credit quality 155, 164, 169
classifications 267
Credit risk 136, 150
in 2013 36, 152
insurance 255, 293
management thereof 39, 266
policies and practices 266
risk-weighted assets 300, 322
Credit valuation adjustment 486
Critical accounting policies 72
Cross-border exposures 221
Customer accounts 70, 102, 107, 113, 118, 123, 128
Customers 32
Customer deposit markets 214
Customer lending and deposit (combined) 69
Customers service and satisfaction 31
D
Daily trading/non-trading VaR 232, 234
Dealings in HSBC Holdings plc shares 377
Debit valuation adjustment 486
Debt securities in issue 523
accounting policy 449
Defined terms inside front cover
Deposits
accounting policy 449
core 277
average balances and average rates 53
Derivatives 157,197, 487, 499
accounting policy 440
Directors
annual incentives 382
appointments and re-election 339
benefits 396
biographies 330
Board of Directors 338
conflicts of interest 345
emoluments 464
executive 338, 342, 390, 395
exit payments 402
fees 396
induction 341
interests 402
loss of office 391
non-executive 338, 342, 391, 395
other directorships 391
pensions 401
performance evaluation 379
relations with shareholders 345
remuneration (executive) 380, 395, 397
responsibilities (statement of) 408
service contracts 390
training and development 341
variable pay 397
Disposal gains 49 / groups 521
Disposals 520, 547
Diversity and inclusion 28
Dividends 471, 565, 572
payout ratio 51
per share 51
E
Earnings per share 16, 51, 417, 471
Economic background
Europe 98
Hong Kong 104
Latin America 125
Middle East and North Africa 115
North America 120
Rest of Asia-Pacific 109
Economic contribution 21
Economic plans: HSBC Bank Brazil 561
Egypt (exposures to) 148
Employees 27
compensation and benefits 406, 453
development 27, 368
disabled 368
diversity and inclusion 28, 367
engagement 27
gender balance 28
health, welfare and safety 29
highest paid 407
numbers 27, 62, 367, 453
relations 367
remuneration policy 42, 368
reward 367
share plans 369
volunteering 34
whistleblowing 29
Encumbered assets 223
Enhanced Disclosure Task Force 131
Enquiries (from shareholders) 567
Equity 67
Equity securities 235
Environmental, social and community 34
Europe 98
balance sheet data 102, 476
collateral 179-184
constant currency/reported reconciliation 48
customer accounts 70
economic background 98
lending 180-184, 186
loan impairment charges/allowances 188-192
operating expenses 62
pension plans 261, 296
principal operations 98
profit/(loss) 98, 102, 475
profit/(loss) by country 99
regulatory update 314
review of performance 98
risk-weighted assets 96
Eurozone 148
exposures 210
Events after the balance sheet date 564
F
Fair value 484
accounting policy 437
adjustments 485
control framework 483
determination 484
movements 97
reconciliation 488
valuation bases 496
Fee income (net) 55
Fiduciary risk 137, 248, 289
Filters (six) 15
Financial assets
accounting policy 442
designated at fair value 498
not qualifying for de-recognition 507
transfers 506
Financial assets and liabilities
accounting policy 442
by measurement basis 477
Financial crime compliance 147
Financial guarantee contracts
accounting policy 47
Financial instruments
accounting policy (fair value) 437
accounting policy (valuation) 433
at fair value 482
credit quality 169, 267
net income from 56, 450
not at fair value 495
past due but not impaired 172
Financial investments 69, 197, 504
accounting policy 74, 438
gains less losses from 58
Financial liabilities designated at fair value 523
contractual maturities 227
Financial performance 16
Financial risks (insurance) 139, 253
Financial Services Compensation Scheme 549
Financial System Vulnerabilities Committee 26, 358
Financial statements 416
Five-year comparison 51, 65
Fixed pay 381
Footnotes 46, 132, 263, 318, 427
Forbearance 268
Foreclosures 164
Foreign currencies/exchange
accounting policy 446
exposures 542
rates 51, 65
Funding sources (diversity) 219
Funds under management 130
G
Gains on disposal of US branch network, US cards and Ping An 59
Geographical regions 13, 96
Global businesses 15, 77, 94
Global Banking and Markets 87, 214, 477
constant currency/reported profit 48
products and services 80
Global functions 14
Global People Survey 27
Global Private Banking 90, 214, 477
constant currency/reported profit 48
products and services 80
Glossary 579
Going concern 367
Goodwill
accounting policy 73, 443
and intangible assets 512
Governance 25
Group Audit Committee 26, 348
Group CEO's Review 6
Group Chairman's Statement 3, (letter) 329
Group Company Secretary 335, 341
Group Management Board 25, 26, 347
Group Remuneration Committee 26, 360, 392
Group Risk Committee 26, 352
Growth priorities 12, 83, 85, 89, 91
H
Health and safety 29
Held for sale assets 521
accounting policy 450
Highlights 2
Hong Kong 104
balance sheet data 107, 476
collateral 179-184
constant currency/reported reconciliation 48
customer accounts 70
economic background 104
lending 180-184, 186
loan impairment charges/allowances 188-192
pension plans 262, 296
principal operations 104
profit/(loss) 104, 107, 475
review of performance 104
risk-weighted assets 96
HSBC Finance 162
foreclosures 164
loan modifications 176
HSBC Holdings plc
balance sheet 424
cash flow 229, 425
credit risk 203
deferred tax 470
dividends 471
employee compensation 464
financial assets and liabilities 480, 494, 523
financial instruments not at fair value 498
liquidity and funding 229, 281
market risk 241, 286
maturity analysis of assets and liabilities 538
net income from financial instruments 451
operating model 14
related parties 564
share capital 544
statement of changes in equity 426
structural foreign exchange exposures 542
subordinated liabilities 531
Human rights 34
I
Impairment
accounting policy 72, 434
allowances 188-194
assessment 272
charges 50, 61
constant currency/reported reconciliation 48
goodwill 73
impaired loans and advances 155, 185, 187
losses as percentage of loans and advances 195
methodologies 205, 275
movement by industry and geographical region 186, 191
reported/underlying reconciliation 50
Income statement (consolidated) 51, 417
Information on HSBC (availability thereof) 569
Insurance
accounting policy 447
balance sheet of manufacturing subsidiaries 250
bancassurance model 249
claims incurred (net) and movements in liabilities to policyholders 60, 451 in 2013 250
liabilities under contracts issued 525
net earned premiums 58, 451
products 290
PVIF business 59
risk 139, 250, 258, 290, 294
Interest income/expense (net) 53
accounting policy 432
average balance sheet 53
reported/underlying reconciliation 50
sensitivities 239, 259, 286
Interest rate derivatives 527
Interim management statements 567
Interim results 567
Internal control 364
Internet crime 146
IFRSs and Hong Kong Financial Reporting Standards comparison 429
IFRSs compliance 428
Investment criteria 15
Investment properties 444, 518
Investor relations 568
J
Joint ventures 74, 511
K
Key management personnel 562
Key performance indicators 16, 18, 19, 20, 21
L
Latin America 125
balance sheet data 128, 476
collateral 179-184
constant currency/reported reconciliation 48
customer accounts 70
economic background 125
lending 180-184, 186
loan impairment charges/allowances 188-192
principal operations 125
profit/(loss) 125, 128, 475
profit/(loss) by country 126
review of performance 125
risk-weighted assets 96
Lease commitments 549
accounting policy 444
Legal
proceedings and regulatory matters 555
risk 288
Lending - combined view 69
Leveraged finance transactions 209
Leverage ratio 19, 312, 328
Liabilities 66
average balance sheet 53
by geographical region 476
constant currency/reported reconciliation 68
deferred tax 467
five years 65
maturity analysis 532
of disposal groups 524
other 525
retirement benefit 457
subordinated 528
trading 522
under insurance contracts 525
Libor, Euribor and other rates investigations 559
Liquidity and funding
assets 216, 278
description 136
funds transfer pricing 280
in 2013 214
insurance 257, 293
management of risk 215, 276
net contractual cash flows 217
policies and procedures 276
primary sources of funding 276
regulation 215
Loans and advances 157, 197
accounting policy 433
by country 201
collateral 178
concentration of exposure 197
credit quality of 155
delinquency in the US 163
impairment 185
past due but not impaired 172
renegotiated 173, 268
to banks by geographical region 184, 200
to customers by industry sector and geographical region 198, 199 write-off 273
M
Madoff 555
Market capitalisation 22
Market risk
balance sheet linkages 236
description 137
in 2013 231
insurance 254, 291
monitoring and limiting exposures 281
risk-weighting assets 303, 324
sensitivity analysis 282
Maturity analysis of assets and liabilities 532
Maximum exposure to credit risk 152, 157, 159
Middle East and North Africa 115
balance sheet data 118, 476
collateral 179-184
constant currency/reported reconciliation 48
customer accounts 70
economic background 115
lending 180-184, 186
loan impairment charges/allowances 188-192
principal operations 115
profit/(loss) 115, 118, 475
profit/(loss) by country 116
review of performance 115
risk-weighted assets 96
Model risk 147
Monitor 24
Monoline insurers 208
Mortgages
lending 161, 164
lending in the US 162
mortgage-backed securities 203
US mortgage-related investigations 274, 556
N
Nomination Committee 26, 361
Non-controlling interests 543
Non-GAAP measures 47
Non-interest income
accounting policy 432
Non-trading portfolios 231, 234, 285
North America 120
balance sheet data 123, 476
collateral 179-184
constant currency/reported reconciliation 48
customer accounts 70
economic background 120
lending 180-184, 186
loan impairment charges/allowances 188-192
mortgage lending 161
pension plans 263, 296
personal lending 179
principal operations 120
profit/(loss) 120, 123, 475
profit/(loss) by country 121
review of performance 120
risk-weighted assets 96
Notable items 52
O
Offsetting 540
accounting policy 442
Operating expenses 50, 62
Operating income 59, 88, 477
Operating profit 452
Operating model 14
Operational risk 244, 287
in 2013 245
losses/incidents 246
Ordinary shares 373
Organisational structure chart 570
Other 92, 477
Outlook 5, 8
P
Payment protection insurance 526
Pension plans
accounting policy 445
defined benefit plans 286, 459
for directors 401
risk 138, 260, 295
Performance 7, 16, 81, 84, 87, 90, 98, 104, 111, 115, 120
operational 30
Personal lending 148, 153, 160, 165
Pillar I, II and III 320, 322
Ping An 521
Post-employment benefit plans 457
Preference shares 373
Preferred securities 528
Products and services 79, 472
Profit before tax
by country 99, 110, 116
by geographical region 96, 102, 107, 113, 118, 123
by global business 77, 94, 102, 105, 107, 113, 118, 123
consolidated 51, 417
constant currency/reported reconciliation 48
reported/underlying reconciliation 48
Profit for the year 473
Property plant and equipment 130, 518
accounting policy 444
Provisions 526
accounting policy 75, 447
Purpose 1
R
Ratios
advances to core funding 215, 277
capital 299
capital strength 2
common equity tier 1 19
core tier 1 (CET 1) 2, 65
cost efficiency 2, 63
customer advances to deposits 18
dividend payout 20, 51
dividends per share 2, 51
earnings per share 16, 51, 417
leverage 19, 312
return on average ordinary shareholders' equity 2, 51
return on risk-weighted assets 20
return on average total assets 18, 51
stressed coverage 215, 277
Reconciliation of reported and underlying items 50
Reconciliation of RoRWA 71
Redenomination risk 211
Regulatory reform
capital 305, 320
capital buffers 314
CRD IV end point 324
reconciliation to financial accounting 306
RWA integrity 316
structured banking reform 316
systemically important banks 314
UK update 314
Related party transactions 562
Remuneration
annual report 392
benefits 384, 404
committee 360
exit factors 387
fixed pay 381, 404
GPSP 399, 405
in 2013 379
in 2014 404
key challenges 378
letter 378
members 360, 393
policy 44, 381, 387
report 378
reward strategy 379
scenarios 389
single figure 43, 395
variable pay 42, 44, 380, 393, 397, 404
Renegotiated loans 173, 178, 268
Representations and warranties 209
Repricing gap 242
Reputational risk 138, 260, 294
Rest of Asia-Pacific 109
balance sheet data 113, 476
collateral 179-184
constant currency/reported reconciliation 48
customer accounts 70
economic background 109
lending 180-184, 186
loan impairment charges/allowances 188-192
principal operations 109
profit/(loss) 109, 113, 475
profit/(loss) by country 110
review of performance 111
risk-weighted assets 96
Retail Banking and Wealth Management 81, 214, 477
constant currency/reported profit 48
customers 31
principal RBWM business 78, 82
products and services 79
Revenue 50
Risk
appetite 40
banking risks 136
capital 299
committee 352
compliance 137, 247, 287
contingent liquidity 280
counterparty 303
credit 136, 255, 266, 293
credit spread 235
cross-currency 280
description 136
data management 147
dispute 146
emerging markets 141
eurozone 148
execution 146
factors 135
fiduciary 137, 248, 289
financial (insurance) 139, 253, 290
foreign exchange 241
gap risk 284
geopolitical 142
governance 266
in 2013 36
information security 146
insurance operations 139, 249, 258
interest rate 237
internet crime 146
investigations 144
legal 288
liquidity and funding 136, 257, 293
management 39, 135
market 137, 244, 281, 291
model 147
operational 137, 244
pension 138, 260, 295
policies and practices 266
profile 134
redenomination 211
refinance 272
regulatory 142, 144
reputational 138, 260, 294
scenario stress testing 139
security and fraud 288
sustainability 138, 263, 297
systems 289
top and emerging 37, 141, 355
vendor 289
Risk-weighted assets 20, 65, 78, 96, 299, 322
integrity 316
movement in 2013 299
reported/underlying reconciliation 71
RoRWA (reconciliation of measures) 71
S
Sale and repurchase agreements 54, 68, 219, 224
accounting policy 440
Securities litigation 554
Securitisation
exposures203, 274
litigation 557
Security and fraud risk 288
Segmental analysis 472
accounting policy 433
Senior management
biographies 335, 336
emoluments 406
Share-based payments 454
accounting policy 446
Share capital 65, 544
accounting policy 449
in 2013 374
notifiable interests 377
rights and obligations 372
Share information 2, 22
Share options 403
Share plans 545
for directors 403
for employees 369
HSBC Bank Bermuda plans 545
Shareholder (communications with) 567
profile 566
Social contribution 35
Standards (Global) 4, 23
Statement of changes in equity 421
Statement of comprehensive income 418
Stock symbols 568
Strategic direction 7, 11, 12, 81, 84, 87, 90
Stressed coverage ratios 215
Stress testing 139, 283, 356
Structural banking reform 316
Structural foreign exchange exposure 237, 285
Structured entities 69, 550
Subsidiaries 519
accounting policy 442
Sustainable savings 30
Sustainability 10
committee 362
risk 138, 263, 297
Systemically important banks 314
Systems risk 289
T
Tax
accounting policy 75, 445
deferred tax 467
expense 64, 466
of shares and dividends 571
paid 21
reconciliation 467
tax and broker-dealer investigations 559
Three lines of defence 39, 244
Tier 1 capital (core) 299
Total shareholder return 22, 401
Trading assets 197, 481
accounting policy 437
Trading income (net) 55
Trading liabilities 522
accounting policy 437
Trading portfolios 231, 232, 284
U
Underlying performance 16, 47
Unobservable inputs 49
V
Value at risk 231, 282
Value creation 9
Values (HSBC) 25, 27
Vendor risk management 289
W
Water programme 35
Whistleblowing 29
Wholesale funding 214, 222
Wholesale lending 154, 165
Y
Youth education 35

HSBC HOLDINGS PLC

Incorporated in England on 1 January 1959 with limited liability under the UK Companies Act
Registered in England: number 617987

REGISTERED OFFICE AND
GROUP HEAD OFFICE
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 44 020 7991 8888
Facsimile: 44 020 7992 4880
Web: www.hsbc.com

REGISTRARS
Principal Register
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
United Kingdom
Telephone: 44 0870 702 0137
Email: via website
Web: www.investorcentre.co.uk/contactus

Hong Kong Overseas Branch Register
Computershare Hong Kong Investor Services
Limited
Rooms 1712-1716, 17th floor
Hopewell Centre
183 Queen's Road East
Hong Kong
Telephone: 852 2862 8555
Email: hsbc.ecom@computershare.com.hk
Web: www.computershare.com/hk/investors

Bermuda Overseas Branch Register
Investor Relations Team
HSBC Bank Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda
Telephone: 1 441 299 6737
Email: hbbm.shareholder.services@hsbc.bm
Web: www.computershare.com/investor/bm

ADR Depositary
The Bank of New York Mellon
Depositary Receipts
PO Box 43006
Providence, RI 02940-3006
USA
Telephone (US): 1 877 283 5786
Telephone (International): 1 201 680 6825
Email: shrrelations@bnymellon.com
Web: www.bnymellon.com/shareowner

Paying Agent (France)
HSBC France
103 avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56
Email: ost-agence-des-titres-hsbc-reims.hbfr-
do@hsbc.fr
Web: www.hsbc.fr

STOCKBROKERS
Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

Credit Suisse Securities (Europe) Limited
1 Cabot Square
London E14 4QT
United Kingdom
HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014